BPGIC HOLDINGS

CONFIDENTIAL

Dr. Yousef Mahmoud Mohammad Alassaf
Chairman of the Board of Directors of Brooge Energy Limited
By e-mail
Dubai,
United Arab Emirates

15 August 2022

Dear Sir,

Letter of Intent

Further to recent discussions in connection with the intent of taking Brooge Energy Limited (the "**Pubco**") private (the "**Transaction"**), we, *BPGIC Holdings Limited* (the **"Company"**) have the pleasure in writing to confirm our intent in proceeding with the Transaction on the terms set out in this Letter of Intent (the "**LOI**").

As part of the Transaction, the Company would like to merge with Pubco, converting Pubco from a public trade corporation to a private entity.

We recognise that there are other terms and conditions that have yet to be addressed, but we agree to work together to negotiate and reach a Merger Agreement once we have your inprinciple consent and as soon as practicable following the date hereof.

Shall look forward to your kind response.

Yours respectfully,

Signed by

....

for and on behalf of **BPGIC Holdings Limited**

BPGIC Holdings
c/o Maples Corporate Services Limited,
PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands